Company Contact:	Deborah Merrill
Chief Financial Officer
(864)232-5200 x 6620

Investor Relations Contact:	Sally Wallick, CFA
(404)806-1398
investor.relations@deltaapparel.com

Delta Apparel Share Repurchase Authorization Increased

GREENVILLE, SC - September 18, 2017 - Delta Apparel, Inc. (NYSE MKT: DLA) today announced that its Board of Directors has approved a new authorization under the Company’s stock repurchase program for the repurchase of up to an additional $10 million of the Company’s outstanding common stock, bringing the total amount authorized under the program to $50 million. The Company has repurchased approximately 2.59 million shares to date under its stock repurchase program at a cost of approximately $38.7 million, or $14.93 per share. With this $10 million increase in authorization, the Company currently has approximately $11.3 million remaining for share repurchases under the program.

“This additional authorization reflects our Board of Directors’ continued confidence in our diversified business model and the strength of our balance sheet,” said Robert W. Humphreys, Delta Apparel’s Chairman and Chief Executive Officer. “This action also underscores our commitment to creating value for our shareholders as we execute on our growth strategies. Share repurchases will continue to be an important consideration as we allocate our capital and seek opportunities to improve shareholder value.”

The Company intends to continue to make stock purchases through open-market transactions pursuant to SEC Rule 10b-18 as well as through privately negotiated transactions, with the timing and number of shares purchased depending upon a variety of factors such as price, corporate and regulatory requirements, alternative investment opportunities and other market and economic conditions. Share repurchases are subject to suspension or discontinuation at the Company’s discretion and the Company’s Board of Directors may modify, extend or terminate the stock repurchase program at any time.

About Delta Apparel, Inc.
Delta Apparel, Inc., along with its operating subsidiaries, M. J. Soffe, LLC, Salt Life, LLC and Art Gun, LLC, is an international design, marketing, manufacturing, and sourcing company that features a diverse portfolio of lifestyle basic and branded activewear apparel, headwear and related accessories. The Company specializes in selling casual and athletic products across distribution tiers, including specialty stores, boutiques, department stores, mid-tier and mass chains, and the U.S. military. The Company’s products are made available direct-to-consumer on its websites at www.deltaapparel.com, www.coastapparel.com, www.saltlife.com and www.soffe.com. The Company's operations are located throughout the United States, Honduras, El Salvador, and Mexico, and it employs approximately 7,800 people worldwide. Additional information about the Company is available at www.deltaapparelinc.com.

Cautionary Note Regarding Forward Looking Statements
Statements and other information in this press release that are not reported financial results or other historical information are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These are based on our expectations and are necessarily dependent upon assumptions, estimates and data that we believe are reasonable and accurate but may be incorrect, incomplete or imprecise. Forward-looking statements are also subject to a number of business risks and uncertainties, any of which could cause actual results to differ materially from those set forth in or implied by the forward-looking statements. The risks and uncertainties include, among others, the volatility and uncertainty of cotton and other raw material prices; the general U.S. and international economic conditions; deterioration in the financial condition of our customers and suppliers and changes in the operations and strategies of our customers and suppliers; the competitive conditions in the apparel and textile industries; the inability to successfully implement certain strategic initiatives; our ability to predict or react to changing consumer preferences or trends; pricing pressures and the implementation of cost reduction strategies; changes in the economic, political and social stability of our offshore locations; our ability to retain key management; the effect of unseasonable weather conditions on purchases of our products; significant changes in our effective tax rate; restrictions on our ability to borrow capital or service our indebtedness; interest rate fluctuations increasing our obligations under our variable rate indebtedness; the ability to raise additional capital; the ability to grow, achieve synergies and realize the expected profitability of acquisitions; the volatility and uncertainty of energy and fuel prices; material disruptions in our information systems related to our business operations; data security or privacy breaches; significant interruptions within our distribution network; changes in or our ability to comply with safety, health and environmental regulations; significant litigation in either domestic or international jurisdictions; the ability to protect our trademarks and other intellectual property; the ability to obtain and renew our significant license agreements; the impairment of acquired intangible assets; changes in ecommerce laws and regulations; changes to international trade regulations; changes in employment laws or regulations or our relationship with our employees; cost increases and reduction in future profitability due to recent healthcare legislation; foreign currency exchange rate fluctuations; violations of manufacturing or employee safety standards, labor laws, or unethical business practices by our suppliers and independent contractors; the illiquidity of our shares; price volatility in our shares and the general volatility of the stock market; and the costs required to comply with the regulatory landscape regarding public company governance and disclosure; and other risks described from time to time in our reports filed with the Securities and Exchange Commission. Accordingly, any forward-looking statements do not purport to be predictions of future events or circumstances and may not be realized. Further, any forward-looking statements are made only as of the date of this press release and we do not undertake publicly to update or revise the forward-looking statements even if it becomes clear that any projected results will not be realized.